NEWS RELEASE

Canarc Produces New Polaris Gold Concentrate from Drill Cores for

Metallurgical Testing of the Albion Process

Vancouver, Canada – April 8, 2015 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN; “Canarc”) announces it has produced fresh high-grade gold concentrate from New Polaris Gold (“New Polaris”) drill cores for metallurgical testing of the Albion Process, a technology for recovering gold from refractory sulfide ores owned by Glencore Plc and used commercially under license by PanTerra Gold Limited (“Panterra”).

Canarc produced the concentrate for shipping to Glencore’s test lab in Australia pursuant to Phase 1 of the C$10 million Option and Joint Venture Agreement signed with PanTerra on February 25, 2015. PanTerra can earn up to a 51% interest in Canarc’s New Polaris gold mine project by completing a bankable feasibility study over a 30 month period.

Update On Phase I Activities:

•	Canarc received from Panterra the initial funding of C$250,000 on February 26, 2015
•	50 kilograms of concentrate grading 101 grams per tonne (g/t) gold were produced and shipped to Glencore’s laboratory in Brisbane, Australia for Albion Process test-work
•	Metallurgical testing of the Albion Process on the concentrate will begin later this month
•	An updated technical and economic review of the proposed New Polaris mine development is being conducted by an independent engineering company for completion this quarter
•	The collection of environmental baseline data required for mine permitting is now underway
•	A second C$250,000 funding tranche is due from PanTerra by late May 2015

Over 500 kilograms of prior drill core samples representative of the New Polaris Gold deposit were composited into a bulk sample to produce the New Polaris flotation concentrate. The average grade of the bulk sample was 14.3 g/t Au. Recent bench scale flotation test results confirmed prior flotation results with a gold recovery rate into concentrate of approximately 90% from New Polaris concentrate.

If the Glencore metallurgical test-work confirms that the New Polaris concentrate is economically amenable to oxidation and gold extraction using the Albion Process and the updated technical and economical review is satisfactory, by late July, PanTerra will then have 60 days to elect to fund the C$3.5 million Phase 2 work program, including infill drilling, mine planning, environmental sampling and mine permitting.

Catalin Chiloflischi, CEO of Canarc, remarked: “This new metallurgical test-work of the Albion Process, if it confirms we can recover gold commercially from New Polaris concentrate, could be a major step forward for us in advancing the New Polaris Gold mine to feasibility and production.”

About the Albion Process and Panterra Gold

The Albion Process

•	The Albion Process was developed in 1994 by Glencore and is patented worldwide.
•	The Albion Process is a combination of ultrafine grinding and oxidative leaching at atmospheric pressure.
•	The feed to the Albion Process are base or precious metal sulfide concentrates.
•	The sulphides in the feed are oxidized and liberated, allowing the desired metals to be recovered by conventional means.
•	There are three Albion Process plants currently in operation. Two plants treat a zinc sulphide concentrate and are located in Spain and Germany. A third Albion Process plant is operated by Panterra in the Dominican Republic treating a refractory gold/silver concentrate. A fourth plant is under construction in Armenia, and will be treating refractory gold.
•	Additional Information about the Albion Process can be found online at: http://www.albionprocess.com/EN/Pages/default.aspx

Panterra Gold

•	Panterra is an Australian listed gold and silver producer. Panterra’s core project is the 100% owned Las Lagunas gold/silver tailings retreatment project that processes historic tailings from the the Pueblo Viejo mine in the Dominican Republic.
•	Panterra is credited with the world’s first commercialization of Albion process for oxidation of refractory ore containing precious metals.
•	Panterra expects that gold recoveries should be significantly higher from clean refractory concentrate from a mining operation such as New Polaris compared to the metallurgically complex tailings they currently process. As Panterra is searching for long term supply of clean refractory gold concentrate, the remaining life for the existing tailings in Dominican Republic is expected to match well with New Polaris anticipated timeline to production.
•	A video of the Las Lagunas operations can be viewed online at: https://www.youtube.com/watch?v=6P_o-AwwIss&feature=youtu.be

Garry Biles, P.Eng, Canarc’s President and COO, is the Qualified Person who reviewed and approved the technical information contained in this news release.

An NI 43-101 preliminary economic assessment report (“PEA”) for the New Polaris gold mine project, dated April 10, 2011, was completed by Moose Mountain Technical Services. A copy of the report was filed on the Sedar website on May 26, 2011 and can be viewed at: http://www.sedar.com.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

The Preliminary Economic Assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary approvals; uncertainty of future production, capital expenditures and other costs; financing and additional capital requirements; the receipt in a timely fashion of any further permitting for the New Polaris Gold Project; legislative, political, social or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; and the risks normally involved in the exploration, development and mining business. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward looking information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.